SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31899; File No. 812-14256]

THL Credit, Inc., <u>et al.</u>; Notice of Application

November 10, 2015

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of application for an order under sections 17(d) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions

otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit a business development company

and certain other closed-end management investment companies to co-invest in portfolio companies

with each other and with affiliated investment funds.

<u>Applicants</u>: THL Credit, Inc. ("TCRD"), THL Credit Holdings, Inc. ("TCRD Subsidiary"), THL

Credit Direct Lending Fund III LLC ("THL Credit Fund III"), THL Credit Advisors LLC ("BDC

Adviser") on behalf of itself and its successors,[1] and THL Credit Senior Loan Strategies LLC

("Subsidiary Adviser") on behalf of itself and its successors.

<u>Filing Dates</u>: The application was filed on December 23, 2013, and amended on February 10, 2015,

May 20, 2015, September 11, 2015, and November 6, 2015.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on December 7, 2015, and

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[1] The term "successor," as applied to an Adviser, means an entity that results from a reorganization into another
jurisdiction or change in the type of business organization.

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Brent J. Fields, Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: 100 Federal St., 31st Floor, Boston, MA 02110.

For Further Information Contact: Courtney S. Thornton, Senior Counsel, at (202) 551-6812 or David P. Bartels, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   TCRD is an externally managed, non-diversified closed-end management investment company incorporated in Delaware that has elected to be regulated as a business development company ("BDC") under Section 54(a) of the Act.[2] TCRD's Objectives and Strategies[3] are to generate both current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. The board of directors ("Board")

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[2]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3]   "Objectives and Strategies" means the investment objectives and strategies of a Regulated Fund (as defined below), as described in the Regulated Fund's registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933 (the "Securities Act"), or under the Securities Exchange Act of 1934, and the Regulated Fund's reports to shareholders.

of TCRD is comprised of seven directors, six of whom are Non-Interested Directors. A majority of

the directors of each of the Regulated Funds will be persons who are not "interested persons" as

defined in section 2(a)(19) of the Act ("Non-Interested Directors").

2. THL Credit Fund III is a private fund organized in Delaware that has not yet

formally commenced principal operations. THL Credit Fund III's investment objective is to

generate current income consistent with capital preservation by investing primarily in first lien and

second lien secured loans. THL Credit Fund III is not registered under the Act in reliance on the

exclusion from the definition of "investment company" in section 3(c)(7) of the Act.

3. The BDC Adviser is a Delaware limited liability company and is registered as an

investment adviser under the Advisers Act. The BDC Adviser serves as the investment adviser to

TCRD and will serve as investment adviser to THL Credit Fund III. The Subsidiary Adviser is a

Delaware limited liability company that is registered under the Advisers Act.

4. Applicants seek an order ("Order") to permit one or more Regulated Funds[4] and/or

one or more Affiliated Funds[5] to participate in the same investment opportunities through a

proposed co-investment program (the "Co-Investment Program") where such participation would

otherwise be prohibited under section 57(a)(4) and rule 17d-1 by (a) co-investing with each other in

securities issued by issuers in private placement transactions in which an Adviser negotiates terms

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[4]   "Regulated Fund" means TCRD and any Future Regulated Fund. "Future Regulated Fund" means any closed-end management investment company (a) that is registered under the Act or has elected to be regulated as BDC, (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program. The term "Adviser" means (a) the BDC Adviser and the Subsidiary Adviser and (b) any future investment adviser that controls, is controlled by or is under common control with the BDC Adviser and is registered as an investment adviser under the Advisers Act.

[5]   "Affiliated Fund" means THL Credit Fund III and any Future Affiliated Funds. "Future Affiliated Funds" means any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, and (c) that intends to participate in the Co-Investment Program.

in addition to price; [6] and (b) making additional investments in securities of such issuers, including

through the exercise of warrants, conversion privileges, and other rights to purchase securities of the

issuers ("Follow-On Investments"). "Co-Investment Transaction" means any transaction in which a

Regulated Fund (or its Wholly-Owned Investment Sub, as defined below) participated together with

one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested

Order. "Potential Co-Investment Transaction" means any investment opportunity in which a

Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or

more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on

the Order. [7]

5.   Applicants state that a Regulated Fund may, from time to time, form one or more

Wholly-Owned Investment Subs. [8] Such a subsidiary would be prohibited from investing in a Co-

Investment Transaction with any Affiliated Fund or other Regulated Fund because it would be a

company controlled by its parent Regulated Fund for purposes of section 57(a)(4) of the Act and

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[6]   The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act.

[7]   All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application. TCRD manages two limited term investment funds, THL Credit Greenway Fund LLC and THL Credit Greenway Fund II LLC (together, the "Greenway Entities"). TCRD and the Greenway Entities previously agreed to conditions that would apply to any co-investment transactions between them, but the Greenway Entities are not applicants to the Order. Accordingly, the Greenway Entities would not be able to rely on the requested Order to participate in Co-Investment Transactions pursuant to the Order. Moreover, the Greenway Entities will not be making any new or follow-on co-investments with TCRD because the Greenway Entities are fully invested and do not, and will not at any point, have any capital to invest. No Greenway Entity will have an interest in any issuer that is the subject of a Co-Investment Transaction completed pursuant to the Order, and TCRD will not form or manage another entity structured in the same manner as the Greenway Entities. Additionally, THL Credit Logan JV LLC ("Logan JV"), a joint venture with TCRD, would not be able to rely on the requested Order and, accordingly, would not participate in Co-Investment Transactions pursuant to the Order. No entity that holds an interest in Logan JV is or would be an affiliated person, or an affiliated person of an affiliated person, of TCRD within the meaning of section 2(a)(3) of the Act, other than by virtue of its ownership interest in Logan JV.

[8]   The term "Wholly-Owned Investment Sub" means an entity (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act.

rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate

in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned

Investment Sub's participation in any such transaction be treated, for purposes of the requested

order, as though the parent Regulated Fund were participating directly. Applicants represent that

this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other

than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts

of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The

Regulated Fund's Board would make all relevant determinations under the conditions with regard to

a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Regulated

Fund's Board would be informed of, and take into consideration, any proposed use of a Wholly-

Owned Investment Sub in the Regulated Fund's place. If the Regulated Fund proposes to

participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs,

the Board will also be informed of, and take into consideration, the relative participation of the

Regulated Fund and the Wholly-Owned Investment Sub. TCRD Subsidiary is a Wholly-Owned

Investment Sub of TCRD, which is structured as a Delaware corporation. In reliance on the

exclusion from the definition of "investment company" provided by section 3(c)(7) of the Act,

TCRD Subsidiary is not registered under the Act.

6.   When considering Potential Co-Investment Transactions for a Regulated Fund, the

applicable Adviser will consider only the Objectives and Strategies, investment policies, investment

positions, Available Capital (defined below),[9] and other pertinent factors applicable to that

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[9]   The amount of each Regulated Fund's capital available for investment ("Available Capital") will be
determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level,
targeted asset mix, and other investment policies and restrictions set from time to time by the Board of the applicable
Regulated Fund or imposed by applicable laws, rules, regulations, or interpretations. Likewise, an Affiliated Fund's
Available Capital will be determined based on the amount of cash on hand, existing commitments and reserves, if any,
the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund's
directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

Regulated Fund. The Board of each Regulated Fund, including the Non-Interested Directors, has

(or will have prior to relying on the requested Order) determined that it is in the best interests of the

Regulated Fund to participate in Co-Investment Transactions. The Regulated Fund Advisers expect

that any portfolio company that is an appropriate investment for a Regulated Fund should also be an

appropriate investment for one or more other Regulated Funds and/or Affiliated Funds, with certain

exceptions based on Available Capital or diversification.[10]

7.   Other than pro rata dispositions and Follow-On Investments as provided in

conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the

Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the

directors of the Board eligible to vote under section 57(o) of the Act ("Eligible Directors"), and the

"required majority," as defined in section 57(o) of the Act ("Required Majority")[11] will approve

each Co-Investment Transaction prior to any investment by the participating Regulated Fund.

8.   With respect to the pro rata dispositions and Follow-On Investments provided in

conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On

Investment without obtaining prior approval of the Required Majority if, among other things: (i)

the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is

proportionate to its outstanding investments in the issuer immediately preceding the disposition or

Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved

that Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in

the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or

Follow-On Investment will be submitted to the Regulated Fund's Eligible Directors. The Board of

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[10]   The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[11]   In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

9.   No Non-Interested Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

10.   If an Adviser or its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and any Affiliated Fund (collectively, the "Holders") own in the aggregate more than 25 per cent of the outstanding voting shares of a Regulated Fund, then the Holders will vote such shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the Act. Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of the Adviser or its principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such voting trust or proxy adviser, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from participating in joint transactions with the BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the Act, any person who is

directly or indirectly controlling, controlled by, or under common control with a BDC is subject to

section 57(a)(4). Applicants submit that each of the Regulated Funds and Affiliated Funds could be

deemed to be a person related to each Regulated Fund in a manner described by section 57(b) by

virtue of being under common control. Section 57(i) of the Act provides that, until the Commission

prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act

applicable to registered closed-end investment companies will be deemed to apply to transactions

subject to section 57(a)(4). Because the Commission has not adopted any rules under section

57(a)(4), rule 17d-1 also applies to joint transactions with Regulated Funds that are BDCs. Section

17(d) of the Act and rule 17d-1 under the Act are applicable to Regulated Funds that are registered

closed-end investment companies.

2.　　　　Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a

registered investment company from participating in joint transactions with the company unless the

Commission has granted an order permitting such transactions. In passing upon applications under

rule 17d-1, the Commission considers whether the company's participation in the joint transaction

is consistent with the provisions, policies, and purposes of the Act and the extent to which such

participation is on a basis different from or less advantageous than that of other participants.

3.　　　　Applicants state that in the absence of the requested relief, the Regulated Funds

would be, in some circumstances, limited in their ability to participate in attractive and appropriate

investment opportunities. Applicants believe that the proposed terms and conditions will ensure

that the Co-Investment Transactions are consistent with the protection of each Regulated Fund's

shareholders and with the purposes intended by the policies and provisions of the Act. Applicants

state that the Regulated Funds' participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1.   Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund's then-current Objectives and Strategies, the Regulated Fund's Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.   (a)   If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party's Available Capital to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

  (i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

  (ii) the Potential Co-Investment Transaction is consistent with:

    (A) the interests of the shareholders of the Regulated Fund; and

    (B) the Regulated Fund's then-current Objectives and Strategies;

  (iii) the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

    (A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)   the applicable Adviser agrees to, and does, provide periodic reports to

the Regulated Fund's Board with respect to the actions of such director or the

information received by such board observer or obtained through the exercise of any

similar right to participate in the governance or management of the portfolio

company; and

(C)   any fees or other compensation that any Affiliated Fund or any

Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated

Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund

to nominate a director or appoint a board observer or otherwise to participate in the

governance or management of the portfolio company will be shared proportionately

among the participating Affiliated Funds (who each may, in turn, share its portion

with its affiliated persons) and the participating Regulated Funds in accordance with

the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Fund will not benefit the Advisers, the

Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the

parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to

the extent permitted by Section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of

an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in

the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Fund has the right to decline to participate in any Potential Co-

Investment Transaction or to invest less than the amount proposed.

4.   The applicable Adviser will present to the Board of each Regulated Fund, on a

quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8,[12] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

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[12] This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)   formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)   Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)   A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)   Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.   (a)   If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)	notify each Regulated Fund that participated in the Co-Investment

Transaction of the proposed transaction at the earliest practical time; and

(ii)	formulate a recommendation as to the proposed participation, including the

amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)	A Regulated Fund may participate in such Follow-On Investment without obtaining

prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund

and each Affiliated Fund in such investment is proportionate to its outstanding investments in the

issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund

has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-

On Investments on a pro rata basis (as described in greater detail in the application). In all other

cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation

to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment

solely to the extent that a Required Majority determines that it is in the Regulated Fund's best

interests.

(c)	If, with respect to any Follow-On Investment:

(i)	the amount of the opportunity is not based on the Regulated Funds' and the

Affiliated Funds' outstanding investments immediately preceding the Follow-On

Investment; and

(ii)	the aggregate amount recommended by the applicable Adviser to be invested

by the applicable Regulated Fund in the Follow-On Investment, together with the amount

proposed to be invested by the other participating Regulated Funds and Affiliated Funds,

collectively, in the same transaction, exceeds the amount of the opportunity, then the investment opportunity will be allocated among them pro rata based on each participant's Available Capital, up to the maximum amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the Act.

11.   No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of an Affiliated Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent

not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by Section 17(e) or 57(k) of the Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund.

14.   If the Holders own in the aggregate more than 25 percent of the shares of a Regulated Fund, then the Holders will vote such shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors;

(2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary